October 21, 2019

John L. Lubniewski
President and Chief Executive Officer
HTG Molecular Diagnostics, Inc.
3430 E. Global Loop
Tucson, AZ 85706

       Re: HTG Molecular Diagnostics, Inc.
           Registration Statement on Form S-3
           Filed October 11, 2019
           File No. 333-234173

Dear Mr. Lubniewski:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that the forum selection provision contained in your charter and bylaws identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that
 John L. Lubniewski
HTG Molecular Diagnostics, Inc.
October 21, 2019
Page 2
         there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph McCann at (202) 551-6262 or Ada Sarmento at
(202) 551-3798
if you have questions.



FirstName LastNameJohn L. Lubniewski                           Sincerely,
Comapany NameHTG Molecular Diagnostics, Inc.
                                                               Division of
Corporation Finance
October 21, 2019 Page 2                                        Office of Life
Sciences
FirstName LastName